UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

PART I

NOTIFICATION

This Form 1-K is to provide an ☒ Annual Report OR ☐  Special Financial Report for the fiscal year ended 12/31/2020

XEME BIOPHARMA HOLDINGS, INC.
Exact name of issuer as specified in the issuer’s charter

Florida

Jurisdiction of incorporation/organization

7135 Collins Ave. No. 624

Miami Beach, FL 33141

Address of principal executive offices

800-651-9817

Telephone number

Common Stock

Title of each class of securities issued pursuant to Regulation A

Common Stock, no par value

Summary Information Regarding Prior Offerings and Proceeds

The following information must be provided for any Regulation A offering that has terminated or completed prior to the filing of this Form 1-K, unless such information has been previously reported in a manner permissible under Rule 257. If such information has been previously reported, check this box ☐ and leave the rest of Part I blank.

On December 22, 2020 and January 20, 2021, Xeme Biopharma Holdings Inc. filed Post-Effective Amendments and on February 16, 2021, Security Exchange Commission made comments on the Post-Effective Amendments.

As of now Xeme Biopharma Holdings Inc. is on hold as to decide the direction to take due to this virus.

BUSINESS

Overview

Xeme Biopharma Holdings Inc. (“XBH”) was incorporated on April 2, 2019 under the laws of the State of Florida, with the name of Acqusalut, Inc. On August 3, 2020 XBH filed an amended Articles of Incorporation with State of Florida and changed its name to XEME Biopharma Holdings Inc. XBH entered into a share exchange agreement with R2T Biopharma Inc. (“R2T”), a corporation incorporated in the State of California and XEME Biopharma Inc. (“XEME”), a subsidiary of R2T, incorporated in the State of Delaware.

The Industry

XEME was incorporated in 2005 as a Delaware Corporation located in New Jersey. XEME is a clinical stage biotechnology company dedicated to the development of innovative Therapeutic Cancer Vaccines (TCV) and other active immuno-oncology products. XEME intends to develop vaccines and other products that are rapidly produced, easily administered, and safe, to significantly improve efficacy outcomes for hematologic and solid tumor indications. As such, XEME’s products have the potential to be offered at a much lower cost than competitive products.

PROPERTY

XBH’s office space for its principal corporate office located at 7135 Collins Ave. No. 624, Miami Beach, FL 33141 at no charge.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto of the Company, as well as the financial statements and the notes thereto, included in this report. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” above.

Results of Operations of the Company Ended December 31, 2020 and 2019

XBH and XEME had no revenue for the December 31, 2020 and 2019. Total operating expenses and loss from operations was $685,760 and $0 for the years ended December 31, 2020 and 2019, respectively. Net income (loss) was $686,260 and $0 for the years ended December 31, 2020 and 2019, respectively.

Management’s Discussion and Analysis

Xeme Biopharma Holdings Inc. (“XBH”) was incorporated on April 2, 2019 under the laws of the State of Florida, with the name of Acqusalut, Inc. On August 3, 2020 XBH filed an amended Articles of Incorporation with State of Florida and changed its name to XEME Biopharma Holdings Inc. XBH entered into a share exchange agreement with R2T Biopharma Inc. (“R2T”), a corporation incorporated in the State of California and XEME Biopharma Inc. (“XEME”), a subsidiary of R2T, incorporated in the State of Delaware. Through the share exchange execution, R2T acquired the majority shares of XBH and XEME became the wholly owned subsidiary of XBH. XBH is referred to herein as the “Company”.

Plan of Operation for the Next Twelve Months

The Company believes that the proceeds of this Offering will satisfy its cash requirements for the next twelve months and based on the percentage of amount we could raise from this offering to proceed to doing more offerings or borrow funds to raise additional funds needed to implement the Company’s objectives of getting FDA approval and then mass producing therapeutic cancer vaccines (“TCV”) and other immune-oncology products to administer, non-toxic, safe and significantly improved safe and efficacy outcomes for hematologic and solid tumor indications.

MANAGEMENT

Name: Gongjin Choi

Position: CEO & Chairman Board of Directors

Age: 61

Start Date: November 2019

Mr. Choi is the Board Chairman of XEME Biopharma Holdings, Inc. He is an entrepreneur who has been dedicating to develop and implement a nutraceutical solution for the cancer treatment, utilizing conventional treatment with the alternative medicine treatment. Collaborating with a well-known oncologist, he has been successfully developing a few alterative supplements for the cancer patients. Prior to entering in the biopharma industry, he built up a career path on IT industries for over 20 years. Two companies that he initially started were now successfully trading on the KOSDAQ (Korean Securities Dealers Automated Quotations). He earned his BA of Economics & MBA from Seo Kang University in South Korea. From March 2000 to current, Mr. Choi has served as the president & CEO of R2T Biopharma, Inc. where Mr. Choi oversees all the company’s operation. R2T Biopharma, Inc. is a nutraceutical manufacturing & marketing company.

Name: David Lee

Position: Director

Age: 59

Start Date: November 2019

Mr. Lee is a Board Director of XEME Biopharma Holdings, Inc. He began working with XBH in November 2019. He is a seasoned financial planning specialist who has pivoted into the Biopharma space. In 2016, he participated to establish a company named PeproMene Bio Pharma, Inc., which focused on Car-T-Cell technology through the City of Hope hospital.

From January 2001 to the current time, Mr. Lee has been a financial consultant using sophisticated strategies and trust establishments. David Lee is not currently registered with any securities regulators at this time. He earned his BS in Chemical Engineering from Washington University in St. Louis.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information as to the shares of common stock beneficially owned as of  December 31, 20 by (i) each person known to the Company to be the beneficial owner of more than 5% of our common stock; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of common stock shown as beneficially owned by them.

Name	Number of Shares of Class A Common Stock Beneficially Owned	Percent of Class A Common Stock Owned	Number of Shares of Class B Common Stock Beneficially Owned	Percent of Class B Common Stock Owned	Voting Control by Officers & Directors	Percent of Voting Control by Officers & Directors
Officers and Directors

Gongjin Choi (1) Chief Executive Officer Chairman of the Board of Directors	847,770,374	88.81%	40,000,000	4.19%	1,247,770,374	94.92%

David Lee Director	0	0%		0%		0%

R2T Biopharma Inc.	847,770,374	88.81%	40,000,000	4.19%	1,247,770,374	94.92%

All Directors, Officers and 5% Holders as a Group SeouLin Bioscience Co., Ltd.	47,729.590	5.21%	0	0%	47,729.590	3.63%

Mr. Gongjin Choi wholly owned R2T Biopharma, Inc. and R2T Biopharma Inc. owned 93% of shares of XBH as of December 31, 2020. Mr. Choi owned XBH indirectly on December 31, 2020.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On August 10, 2020, R2T Biopharma, Inc. sold 47,729,590 Class A Common shares of XBH (5.00% of outstanding shares) to Seoulin Bioscience Co., Ltd, which is located in 700, Daewangpangyo-ro, Koreabiopark Building A, 4th floor, Bundang-gu, Seonganm-si, Gyeonggi-do, Republic of Korea.

FINANCIAL STATEMENTS

XEME BIOPHARMA HOLDINGS, INC.

As of December 31, 2020 and 2019, and

for the years ended December 31, 2020 and 2019

200 Sandpointe Avenue, Suite 560

Santa Ana, CA 92707

(949) 326-CPAS (2727)

www.bkcpagroup.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of XEME Biopharma Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of XEME Biopharma Holdings, Inc and subsidiary (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

●	Debt to related party

Critical Audit Matter Description

As discussed in Notes 2 to the consolidated financial statements, the Company borrowed approximately $1.25 million from a related party, R2T Biopharma, Inc. with zero interest rate. Accordingly, the Company recognized a current liability based on maturity date. The Company did not accrue interest as the debt is non-interest bearing.

How the Critical Audit Matter was Addressed in the Audit

The following are the primary procedures we performed to address this critical audit matter. We inquired of financial and operational personnel of the Company and inspected supporting documents to identify cash received amount and interest rate. We evaluated the Company’s debt to related party as follows:

○	reading the underlying contracts and related amendments to obtain an understanding of the contractual requirements and related performance obligations;
○	considering interest incurred to-date;
○	performing alternative procedures to confirm cash receipt; and
○	evaluating the Company’s assessment of current portion and non-current portion of debt.

Benjamin & Ko

Santa Ana, CA

April 30, 2021

XEME BIOPHARMA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2020 and 2019

December 31,	2020	2019

ASSETS

Current Assets:
Cash	$559,521	$—
Prepaid expense and other current assets	2,477	—
Total current assets	561,998	—

Non-current Assets:
Intangible assets, net	446,500	—
Property and equipment, net	89,432	—
Total non-current assets	535,932	—

Total assets	$1,097,930	$—

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current Liabilities:
Accounts payable	$13,116	$—
Due to related party	1,251,000	—
Other current liabilities	13,437	—
Total current liabilities	1,277,553	—

Other liabilities	6,637	—
Total non-current liabilities	6,637	—

Total liabilities	1,284,190	—

Commitments and contingencies

Stockholders’ Equity (deficit):
Class A Common stock, no par value; 2,400,000,000 and 900,000,000 shares authorized, respectively; 914,591,800 and 4,130,000 shares issued and outstanding, respectively	478,837	—
Class B Common stock, no par value; 200,000,000 and 70,000,000 shares authorized, respectively; 40,000,000 and 11,000,000 shares issued and outstanding, respectively	21,163	—
Subscription receivables	—	(500,000)
Common stock issuable	—	500,000
Additional paid-in capital	—	—
Accumulated deficit	(686,260)	—
Total stockholders’ equity (deficit)	(186,260)	—

Total liabilities and stockholders’ equity	$1,097,930	$—

See accompanying notes to consolidated financial statements.

XEME BIOPHARMA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31,	2020	2019

Net revenue	$—	$—

Cost of goods sold	—	—

Gross profit	—	—

Operating expenses:
Research and development	52,497	—
General and administrative	633,263	—
Total operating expenses	685,760	—

Loss from operations	(685,760)	—

Income tax provision	500	—

Net loss	$(686,260)	$—

Earnings (loss) per share:
Basic and diluted	$(0.00)	$—

Weighted average number of common shares outstanding:
Basic and diluted	381,705,954	—

See accompanying notes to consolidated financial statements.

XEME BIOPHARMA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock A		Common Stock B		Subscription	Common Stock	Additional Paid-in	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Receivables	Issuable	Capital	Deficit	(Deficit)

Balance - December 31, 2018	—	$—	—	$—	$—	$—	$—	$—	$—

Subscription receivables	—	25,000	—	—	(500,000)	—	475,000	—	—

Common stock issuable	—	(25,000)	—	—	—	500,000	(475,000)	—	—

Net loss	—	—	—	—			—	—	—

Balance - December 31, 2019	—	$—	—	$—	$(500,000)	$500,000	$—	$—	$—

Subscription receivables	—	—	—	—	500,000	—	—	—	500,000

Common stock issuable	—	—	—	—	—	(500,000)	—	—	(500,000)

Issuance of stock	905,045,882	478,837	40,000,000	21,163	—	—	—	—	500,000

Net loss	—	—	—	—	—	—	—	(686,260)	(686,260)

Balance - December 31, 2020	905,045,882	$478,837	40,000,000	$21,163	$—	$—	$—	$(686,260)	$(186,260)

See accompanying notes to consolidated financial statements.

XEME Biopharma Holdings, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

Years Ended December 31,	2020	2019

Cash flows from operating activities:
Net loss	$(686,260)	$—

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	8,237	—
Amortization	23,500	—
Changes in assets and liabilities:
Prepaid expense	(2,477)	—
Other current liabilities	13,437	—
Accounts payable	13,116	—
Other liabilities	6,637	—
Net cash used in operating activities	(623,810)	—

Cash flows from investing activities:
Purchases of property and equipment	(67,669)	—
Net cash used in investing activities	(67,669)	—

Cash flows from financing activities:
Proceeds from due to related party	1,251,000	—
Net cash provided by financing activities	1,251,000	—

Net increase in cash	559,521	—

Cash – beginning of period	—	—

Cash – end of period	$559,521	$—

Supplemental disclosures of cash flow information Cash paid during the period for:
Interest	$—	$—
Income taxes	$—	$—

Disclosures of non-cash activities under financing activities:
Purchases of property and equipment	$(30,000)	$—
Purchases of intangible	$(470,000)	$—
	$(500,000)	$—

See accompanying notes to consolidated financial statements.

XEME BIOPHARMA HOLDINGS, INC.

Notes to Consolidated Financial Statements

NATURE OF OPERATIONS

Xeme Biopharma Holdings Inc. (“XBH”) was incorporated on April 2, 2019 under the laws of the State of Florida, with the name of Acqusalut, Inc. On August 3, 2020 XBH filed an amended Articles of Incorporation with State of Florida and changed its name to XEME Biopharma Holdings Inc. XBH entered into a share exchange agreement with R2T Biopharma Inc. (“R2T”), a corporation incorporated in the State of California and XEME Biopharma Inc. (“XEME”), a subsidiary of R2T, incorporated in the State of Delaware.

Through the share exchange execution, R2T acquired the majority shares of XBH and XEME became the wholly owned subsidiary of XBH. XBH is referred to herein as the “Company”.

XEME was incorporated in 2005 as a Delaware Corporation located in New Jersey. XEME is a clinical stage biotechnology company dedicated to the development of innovative Therapeutic Cancer Vaccines (TCV) and other active immuno-oncology products. XEME intends to develop vaccines and other products that are rapidly produced, easily administered, and safe, to significantly improve efficacy outcomes for hematologic and solid tumor indications. As such, XEME’s products have the potential to be offered at a much lower cost than competitive products.

XEME is developing proprietary vaccine-based immunotherapies for cancer through its novel, nanotechnology enabled Aggregon® platform. Pre-clinical proof of concept and two Phase I clinical trials (Phase Ia and Phase Ib) were successfully completed in follicular lymphoma (Oncoquest™-L). These clinical trials showed no systemic toxicity, but have shown a strong anti-cancer immune response and preliminary efficacy with only minor reactions at the site of injection. Based on these results, XEME is currently seeking investments to continue its clinical program and expand its intellectual property: A. Complete the ongoing Phase I CLL trial; B. Complete a Phase II trial in Follicular lymphoma; C. Initiate a Phase I / II clinical trial in Ovarian Cancer; D. Complete a pre-clinical study in an animal model of colorectal cancer and initiate a Phase I / II clinical trial in patients with metastatic Colorectal Cancer; E. Complete research and development for a Prostate Cancer vaccine and F. Generate new intellectual property.

XBH entered into the following agreements, which are critical to the XBH’s business as a holding company:

●	Share Exchange Agreement

On August 3, 2020, XBH executed a share exchange agreement with XEME Biopharma Inc., a corporation incorporated in the State of Delaware (“XEME”) and the selling stockholders of XEME, R2T Biopharma Inc., a corporation incorporated in the State of California (“R2T”). Through this agreement R2T took over the majority shares of XBH in exchange for transferring 100% ownership of XEME to XBH. In order to execute the share exchange agreement XBH issued 40,000,000 Class B shares and 905,045,882 Class A shares to R2T. In addition, as part of the same agreement, XBH bought back 6,000,000 Class A Common share from I Andrew Weeraratne, the former CEO of XBH. To finalize the agreement, I Andrew Weeraratne converted his 11,000,000 Class B common shares to Class A common share.

XEME entered into the following agreements, which are critical to the XEME’s business and operations:

●	Stock Purchase Agreement

XEME was acquired by R2T Biopharma, Inc. from Thera Test Laboratories, Inc. (“TTL”) with the following terms and conditions, which was closed on March 17, 2020.

○	Authorized share: 25,000,000

○	Purchase price: $500,000

○	Release of key research employees: Dr. Larry Kwak (Founder, former Chairman Scientific Advisory Board), Dr. Richard Robb (Founder, former Vice President Research, Development, and Quality Assurance), Dr. Mircea Popescu (Founder, President and CEO)

○	Clinical Trials: XEME has obtained from FDA the IND #15639 that will allow submission for approval of several clinical protocols for various hematologic and solid tumors. Currently, Oncoquest-CLL (Protocol No. X12-11008) is in a Phase 1b clinical trial for treatment–naive patients and Oncoquest-L (Protocol No. X13-21008) is in a Phase III or IV with previously untreated.

○	Inventories: XEME has inventories (interleukin 2), which should not be resold on the market.

○	PP&E: XEME has PP&E assets, but XEME recognize only two assets (Waters HPLC system and Spectrophotometer) since the rest of PP&E were obsolete as of the close date of the purchase.

●	IND assignment document

XEME received the official document from Food and Drug Administration to assign Investigational New Drug Application (IND) number on July 19, 2013.

○	XEME has obtained IND #15639 from the FDA, which will allow submission for approval of several clinical protocols for various hematologic malignancies and solid tumor indications.

○	IND can be used for the development of innovative Therapeutic Cancer Vaccines (TCV), which are manufactured using a nanotechnology enabled TCV platform (Aggregon®).

●	Shareholder Exchange Agreement

On August 3, 2020, XEME entered into the shareholder exchange agreement. After the execution of the agreement XEME became the wholly owned subsidiary of XBH.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements.

Basis of Presentation and Consolidation

These accounting policies conform to generally accepted accounting principles in the United States of America (“GAAP”) and have been consistently applied in the preparing the Firm’s financial statements. All subsidiaries have been consolidated and any intercompany transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include, but are not limited to, the estimated useful lives of property and equipment, patent and trademark, the ultimate collection of accounts receivable and accrued expenses. Actual results could materially differ from those estimates.

Advertising Costs

The Company expenses advertising costs as incurred. For the year ended December 31, 2020 and 2019, advertising expense totaled $0 and $0, respectively.

Research and Development

Research and development costs are expensed as incurred. Research and development costs include travel, payroll, and other general expenses specific to research and development activities. For the year ended December 31, 2020 and 2019, research and development cost totaled $52,497 and $0.

Property and Equipment

Property and equipment consist of machinery and equipment are stated at cost. Property and equipment that are purchased through asset purchase are recorded at fair value. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets (5-10 year).

Impairment of Long-lived Assets

In accordance with ASC 360, “Property, Plant, and Equipment,” the Company reviews for impairment of long-lived assets and certain identifiable intangibles whenever events or circumstances indicate that the carrying amount of assets may not be recoverable.  The Company considers the carrying value of assets may not be recoverable based upon our review of the following events or changes in circumstances:

●	the asset’s ability to continue to generate income from operations and positive cash flow in future periods;
●	loss of legal ownership or title to the assets;
●	significant changes in our strategic business objectives and utilization of the asset; or
●	significant negative industry or economic trends.

An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset are less than its carrying amount.

As of December 31, 2020, the Company was not aware of any events or changes in circumstances that would indicate that the long-lived assets are impaired.

Income Taxes

The Company has elected to be taxed as a C-Corporation.

Certain transactions of the Company are subject to accounting methods for income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income of the Company reported for federal income tax purposes may differ from the net income reported in these financial statements. The major differences relate to accounting for depreciation and amortization on property and equipment, and intangible assets.

The Company has adopted ASC 740-10-25, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company did not recognize additional liabilities for uncertain tax positions as a result of the implementation of ASC 740-10-25 for the year ended December 31, 2020.

Recent accounting pronouncement

FASB ASU 2016-02 “Leases (Topic 842)” – In February 2016, the FASB issued ASU 2016-02, which will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability.  For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance.  Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines.  Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model and the new revenue recognition standard. This ASU is effective for fiscal year beginning after December 15, 2019, including interim periods within those fiscal year beginning after December 15, 2020.

FASB ASU 2016-15 “Statement of Cash Flows (Topic 230)” – In August 2016, the FASB issued 2016-15.  Stakeholders indicated that there is a diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows.  ASU 2016-15 addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice.  This ASU is effective for annual reporting periods beginning after December 15, 2018, and interim periods within those fiscal year beginning after December 15, 2019.  Early adoption is permitted.  Adoption of this ASU did not have a significant impact on our statement of cash flows.

FASB ASU 2016-12 “Revenue from Contracts with Customers (Topic 606)” – In May 2016, the FASB issued 2016-12.  The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  ASU 2016-12 provides clarification on assessing collectability, presentation of sales taxes, noncash consideration, and completed contracts and contract modifications.

This ASU is effective for annual reporting periods beginning after December 15, 2018, and interim periods beginning after December 15, 2019. As the Company currently has no revenue, this standard did not have a significant impact on our financial statements and related disclosures.

STOCK AND ASSET ACQUISITION

On March 17, 2020, the R2T completed the stock purchase of XEME with the TTL, whereby the R2T will own 100% outstanding shares of XEME for total consideration of $500,000. Also, as part of this transaction the TTL released off the employment relationship with Dr. Mircea Popescu, Dr. Richard Robb, and Dr. Larry Kwak to be working for the Company to develop its pipeline of products.

The value of the assets acquired and liabilities assumed was $500,000 and $0, respectively, on March 17, 2020 (date of acquisition).

The following is the purchase price allocation on March 17, 2020 (date of acquisition):

March 17, 2020 (date of acquisition)	Amount

In Process Research and Development	$470,000
Property and equipment	30,000
Liabilities	—

Total net assets acquired at fair value	$500,000

Total consideration paid	$500,000

This acquisition resulted in no gain or goodwill because the fair value of assets acquired equaled consideration paid. The Company did not incur any transaction costs in connection with the acquisition.

STOCK EXCHANGE

On August 3, 2020, XBH executed a share exchange agreement with XEME Biopharma Inc., a corporation incorporated in the State of Delaware (“XEME”) and the selling stockholders of XEME, R2T Biopharma Inc., a corporation incorporated in the State of California (“R2T”) whereby R2T taking over the majority shares of XBH in exchange for transferring 100% ownership of XEME to XBH. In order to execute the share exchange agreement XBH issued 40,000,000 Class B shares and 905,045,882 Class A shares to R2T. In addition, as part of the same agreement, XBH bought back 6,000,000 Class A common share from I Andrew Weeraratne, the former CEO of XBH, to convert his 11,000,000 Class B common shares to Class A common share. This transaction is accounted for as a reverse merger whereby R2T and Xeme are considered the accounting acquiror. These financial statements and related notes give retroactive effect to the reverse merger and accordingly all amounts and disclosures relate to the operations of R2T and Xeme.

INTANGIBLE ASSETS

Intangible assets consisted of the following:

	December 31, 2020	December 31, 2019

In process research and development	$470,000	$—
Accumulated amortization	(23,500)	—

Total intangible assets, net	$446,500	$—

Amortization expense on intangible assets amounted to $23,500 and $0 for the years ended December 31, 2020 and 2019, respectively.

Future amortization expense of the Company’s intangible assets at December 31, 2020 is expected to be as follows:

Year Ended December 31,	Amount

2021	$31,333
2022	31,333
2023	31,333
2024	31,333
2025	31,333
Thereafter	289,835

Total	$446,500

PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31, 2020	December 31, 2019

Property and equipment	$97,669	$—

Total accumulated depreciation	(8,237)	—

Total property and equipment, net	$89,432	$—

Depreciation expense on property and equipment amounted to $8,237 and $0 for the year ended December 31, 2020 and 2019, respectively.

Future depreciation expense of the Company’s property and equipment at December 31, 2020 is expected to be as follows:

Years Ended December 31,	Amount

2021	$14,154
2022	14,154
2023	14,154
2024	14,154
2024	14,154
Thereafter	26,889

Total	$97,669

DUE TO RELATED PARTY

The Company borrowed money from its majority shareholder of the Company in the amount of $1,251,000 on April 15, 2020 which is due upon demand with interest rate of 0%.

STOCKHOLDERS’ EQUITY

The Company issued the following common stock for the years ended December 31, 2020 and 2019:

●	Issuances of Class A and Class B – During 2020, the Company issued 905,057,020 shares of common stock A and 40,000,000 shares of common stock B for purchase of fixed assets and intangible assets.

EARNINGS PER SHARE

The Company calculates earnings per share in accordance with ASC 260, “Earnings Per Share,” which requires a dual presentation of basic and diluted earnings per share. Basic earnings per share are computed using the weighted average number of shares outstanding during the fiscal year. Dilutive earnings per share is computed on the basis of the weighted average number of shares plus potentially dilutive common shares which would consist of stock options outstanding (using the treasury method), which was none since the Company had net loss and any additional potential shares would be antidilutive.

The following table sets forth the computation of basic and diluted net income per common share:

Years Ended December 31,	2020	2019

Net loss	$(686,260)	$—
Dividends	—	—
Stock option	—	—

Adjusted net loss attribution to stockholders	(686,260)	—

Weighted-average shares of common stock outstanding
Basic and Diluted	381,705,954	—

Net loss attribute to shareholders per share
Basic and Diluted	$(0.00)	$—

INCOME TAX PROVISION

The Company did not have material income tax provision (benefit) because of net loss and valuation allowances against deferred income tax provision for the years ended December 31, 2020 and 2019.

A reconciliation of the Company’s effective tax rate to the statutory federal rate is as follows:

The income tax benefit differs from the amount computed by applying the U.S. federal statutory tax rate of 21%, primarily due to the change in the valuation allowance and state income tax benefit, offset by nondeductible expenses.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of deferred tax assets and liabilities are as follows:

Description	Rate

Statutory federal rate	21.00%
State income taxes net of federal income tax benefit and others	0.00%
Permanent differences for tax purposes and others	0.00%
Change in valuation allowance	-21.00%

Effective tax rate	0.00%

Years Ended December 31,	2020	2019

Deferred tax assets:
Net operating loss	$(144,115)	$—
Other temporary differences	—	—
Total deferred tax assets	(144,115)	—

Less: Valuation Allowance	144,115	—

Total deferred tax assets	$—	$—

At December 31, 2020, the Company had available net operating loss carryovers of approximately $144,115. Per the Tax Cuts and Jobs Act (TCJA) implemented in 2018, the two-year carryback provision was removed and now allows for an indefinite carryforward period. The carryforwards are limited to 80% of each subsequent year’s net income. As a result, net operating loss may be applied against future taxable income and expires at various dates subject to certain limitations. The Company has a deferred tax asset arising substantially from the benefits of such net operating loss deduction and has recorded a valuation allowance for the full amount of this deferred tax asset since it is more likely than not that some or all of the deferred tax asset may not be realized.

At year ending December 31, 2020, the Company had cumulative net operating loss carryforwards for federal tax purposes of approximately $144,115. In addition, the Company had state tax net operating loss carryforwards of approximately $0. The carryforwards may be applied against future taxable income and expires at various dates subject to certain limitations.

RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

●	Due to related party – The Company borrowed money from its majority shareholder of the Company in the amount of $1,250,000 on April 15, 2020 which is due upon demand with interest rate of 0%.

EXECUTIVE COMPENSATION

Employment Contracts

On April 1, 2020, XEME entered into an employment agreement with Mircea C. Popescu, MD, PhD for his services as its president and Chief Executive Officer. Under the terms of the agreement, Xeme agreed to pay Dr. Mircea Popescu $216,000 annually. The agreement was for an initial term of two years and which can be renewed for successive one year periods until terminated in accordance with the agreement. This agreement terminated when Dr. Robb resigned from all his positions he held with XEME, effective April 1, 2020.

On April 1, 2020, XEME entered into an independent contract agreement with Richard J. Robb, PhD for his services as its executive vice president of research & development and quality control (Executive VP of R&D and QC). Under the terms of the agreement, the Company agreed to pay Dr. Richard Robb $204,000 annually. The agreement was for an initial term of two years, which renewed for one year period until terminated in accordance with the agreement. This agreement terminated when Dr. Robb resigned from all his positions he held with the Company, effective April 1, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 30, 2021.

By:	/S/ I Gongjin Choi

Name: Gongjin Choi

Title: CEO & Chairman Board of Directors

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities on April 30, 2021.

By:	/S/ David Lee

Name: David Lee

Title: Director